SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

27 August 2021

Results of General Meeting held on 27 August 2021

Prudential plc ("Prudential") is pleased to announce that at a general meeting of Prudential's shareholders held earlier today (the "General Meeting"), the resolution, as set out in the Notice of General Meeting dated 6 August 2021, was duly passed by shareholders.

Following the approval of this resolution, the proposed demerger of Jackson Financial Inc. ("Jackson") is expected to complete on Monday 13 September 2021, subject to the Prudential Board declaring the Demerger Dividend when it meets on that day.

The shares of Jackson's Class A common stock ("Jackson Shares") are expected to commence when-issued1 trading on the New York Stock Exchange ("NYSE") on Wednesday 1 September 2021 and are expected to commence regular-way2 trading on the NYSE on Monday 20 September 2021.The record time for determining the entitlement to the Demerger Dividend is expected to be on 2 September 20213.

The results of the poll are set out below.

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
To approve the proposed demerger of Jackson	2,027,335,918	99.65	7,108,002	0.35	2,034,443,920	77.78%	351,007

The full text of the resolution above is set out in the Notice of General Meeting dated 6 August 2021.

As at 25 August 2021, the number of issued shares of Prudential was 2,615,613,899 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution.  In accordance with Prudential's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on the resolution proposed at the General Meeting.  Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against the resolution. Equiniti Limited was appointed as the scrutineer for vote-taking at the General Meeting.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, a copy of the resolution passed at the General Meeting will shortly be available to view via the FCA National Storage Mechanism at www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism.

1 When-issued trading in the context of the Demerger refers to, in the period on or before the day on which the proposed in-specie distribution of the Jackson Shares to effect the Demerger (the "Demerger Dividend") is declared, trading of Jackson Shares which is conditional on the proposed declaration of the Demerger Dividend, and in the period after the day on which the Demerger Dividend is declared but before the commencement of regular way trading, trading of Jackson Shares which is unconditional but for settlement on a delayed basis.

2 Regular-way trading refers to trading after the security has been distributed and is available for normal trade settlement. This typically means a trade that settles on the second full trading day following the date of the trade.

3 6.00 pm (UK time) for UK Registered Shareholders, 5.00 pm (Hong Kong time) for Hong Kong Registered Shareholders and Singapore Holders and 5.00 pm (U.S. Central time) for Registered ADR Holders.

Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
		William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer